UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 10)*

Under the Securities Exchange Act of 1934

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

Y62159101

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,301,220 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,301,220 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 65,301,220 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 43.0%(1) (2)
14	TYPE OF REPORTING PERSON* CO

(1)	Represents shares of common stock (the “Common Stock”) of Navios Maritime Acquisition Corporation (the “Issuer”) owned directly by Navios Maritime Holdings Inc. (“Navios Holdings”). Does not include the 7,676,000 shares of Common Stock underlying the 1,000 shares of Series C Convertible Preferred Stock of the Issuer that are directly owned by Navios Holdings, which shares of preferred stock are convertible only to the extent Navios Holdings’ beneficial ownership would not exceed 45.0% of the issued and outstanding shares of the Issuer’s Common Stock following such conversion. Accordingly, as of March 27, 2015, a portion of the Series C Convertible Preferred Stock could be converted into approximately 5,520,000 (of the 7,676,000) shares of Common Stock, which number of shares of Common Stock is not included in the 65,301,220 reported amount.
(2)	Based on 151,864,942 shares of Common Stock outstanding as of March 27, 2015.

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 10, and by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, Amendment No. 4 filed on May 5, 2010, Amendment No. 5 filed on May 26, 2010, Amendment No. 6 filed on August 6, 2010, Amendment No. 7 filed on September 15, 2010, Amendment No. 8 filed on July 20, 2011 and Amendment No. 9 filed on March 27, 2013, all other provisions of the Schedule 13D filed by Navios Holdings, Amadeus Maritime S.A. and Ms. Angeliki Frangou on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a) and (b) to this Amendment No. 10.

Item 4.	Purpose of Transaction.

Item 4 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a) and (b) of this Amendment No. 10.

Item 5.	Interest in Securities of the Issuer

(a), (b) This Amendment No. 10 amends and restates Items 5(a) and (b) of the Schedule 13D as set forth below:

As of March 27, 2015, Navios Holdings beneficially owned 65,301,220 shares (approximately 43.0%) of the Issuer’s Common Stock. Navios Holdings has sole voting and dispositive power in respect of these shares.

On May 21, 2013, in conjunction with the completion of a registered direct offering, the Issuer completed a concurrent private placement of 16,438,356 shares of Common Stock, at a price of $3.65 per share, to Navios Holdings. In connection with the private placement, the Issuer entered into a Securities Purchase Agreement and a Registration Rights Agreement with Navios Holdings, providing for demand registration rights, standard “piggy-back” registration rights and short-form resale registration rights with respect to the shares purchased in the private placement.

The Securities Purchase Agreement, as filed as Exhibit 10.1 to the Current Report on Form 6-K filed by the Issuer on May 30, 2013, is incorporated herein by reference.

On September 16, 2013, in conjunction with the completion of a registered direct offering, the Issuer completed a concurrent private placement of 12,897,013 shares of Common Stock, at a price of $3.85 per share, to Navios Holdings. In connection with the private placement, the Issuer entered into a Securities Purchase Agreement and a registration rights agreement with Navios Holdings, providing for demand registration rights, standard “piggy-back” registration rights and short-form resale registration rights with respect to the shares purchased in the private placement.

The Securities Purchase Agreement, as filed as Exhibit 10.1 to the Current Report on Form 6-K filed by the Issuer on September 18, 2013, is incorporated herein by reference.

(c) Item 5(c) to the Schedule 13D is amended by incorporating by reference the information set forth in Item 5(a) and (b) to this Amendment No. 10.

In addition, Amadeus Maritime S.A. and Angeliki Frangou are currently the beneficial owners of less than 5% of the Issuer’s outstanding Common Stock and, therefore, are no longer being included herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a) and (b) to this Amendment No. 10.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Securities Purchase Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Issuer on May 30, 2013).

Exhibit 2:	Registration Rights Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Issuer on May 30, 2013).

Exhibit 3:	Securities Purchase Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Issuer on September 18, 2013).

Exhibit 4:	Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Issuer on September 18, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2015		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

ANNEX A

Directors and Executive Officers of the Reporting Person:

Annex A to the Original Schedule 13D, and any amendments thereto, remain in full force and effect except that (i) the business address of each person shall be deleted and replaced with 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, (ii) the principal occupation of Anna Kalathakis shall be deleted and replaced with Chief Legal Risk Officer and (iii) Ted C. Petrone, Michael E. McClure and Allan Shaw shall be deleted and the following individuals shall be included:

Name	Citizenship	Principal Occupation
Shunji Sasada	Japan	Director and Chief Operating Officer — Navios Corporation

Leonidas Korres	Greece	Senior Vice President, Business Development

Efstratios Desypris	Greece	Chief Financial Controller

Ioannis Karyotis	Greece	Senior Vice President, Strategic Planning

Efstathios Loizos	Greece	Director

George Malanga	Greece	Director

Erifili Tsironi	Greece	Senior Vice President, Credit Management